The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

June 17, 2009

Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Riders to Joint Insured Bonds for Registered Management Investment Companies within the Lincoln National Group of Companies- Pursuant to Rule 17g-1 under the Investment Company Act of 1940 (the “ACT”).

Ladies and Gentlemen:

Pursuant to paragraph “g” of Rule 17g-1, the following registered investment company within the Lincoln National Group of Companies hereby files with the Securities and Exchange Commission certain information concerning its bonding coverage for larceny/embezzlement, as required by Section 17 of the ACT:

Name of Investment Company

Lincoln Variable Insurance Products Trust (“33” Act File Number: 33-70742, “40” Act File Number: 811-08090)

This filing contains the following attachments:

A.	A copy of the current bonds;

B.
A copy of the resolution of a majority of the Trustees of each Fund including a majority of Trustees who are not ‘interested persons’ approving the type, form and coverage of the bonds, and the portion of the premium to be paid by those Funds;

C.	A statement showing the amount of the single insured bond which each Fund would have provided and maintained, had it not been named as an insured under joint insured bonds;

D.	A statement as to the period for which premiums will be paid (coverage commenced under the current Bond on February 1, 2009).

E.	A copy of the agreement pursuant to rule 17g-1 under the investment company Act of 1940.

Sincerely,

/s/ William P. Flory, Jr.

William P. Flory, Jr.
Chief Accounting Officer

ITEM A

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

                       DECLARATIONS                                                                                                           Bond No. 585-87-03 - 00
Item 1.          Name of Insured (herein called Insured):   LN Variable Annuity Fund A
        Lincoln Variable Insurance Products Trust (LVIPT)
Principal Address:                                       150 N. Radnor Chester Road
                                                                                       Radnor, PA 19087
Item 2.	Bond Period from 12:01 a.m. 02/01/2009 to 12:01 a.m. 02/01/2010 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.
Item 3.           Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
            Limit of Liability          Deductible
Insuring Agreement (A)-FIDELITY                                                                                                            $2,850,000                         $0
Insuring Agreement (B)-ON PREMISES                                                                                                    $2,850,000                         $50,000
Insuring Agreement (C)-IN TRANSIT                                                                                                       $2,850,000                         $50,000
Insuring Agreement (D)-FORGERY OR ALTERATION                                                                          $2,850,000                        $50,000
Insuring Agreement (E)-SECURITIES                                                                                                        $2,850,000                         $50,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY                                                                            $2,850,000                         $50,000
Insuring Agreement (G)-STOP PAYMENT                                                                                               $   100,000                         $  5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT                                                        $   100,000                         $  5,000
Insuring Agreement (I)-AUDIT EXPENSE                                                                                                $   100,000                         $  5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS                                                              $2,850,000                        $50,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES                                                                   $   100,000                         $  5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS                                                                                     $2,850,000                         $50,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS                                                                $   100,000                         $  5,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, suchInsuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to bedeleted therefrom.

Item 4.          Offices or Premises Covered-Offices acquired or established subsequent to the effective date of thisbond are covered according to the terms of General Agreement A.  All the Insured’s offices or premisesin existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
N/A

Item 5.          The liability of the Underwriter is subject to the terms of the following riders attached hereto:  Riders
No. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10

Item 6.           The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling priorbond(s) or policy(ies) No.(s)  N/A    such termination or cancellation to be effective as of the time thisbond becomes effective.

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)           FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:
(a)  to cause the Insured to sustain such loss; and
(b)  to obtain financial benefit for the Employee, or forany other person or organization intended by theEmployee to receive such benefit, other than salaries,commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)  Loss of or damage to furnishings, fixtures, stationary,supplies or equipment, within any of the Insured’soffices covered under this bond caused by Larceny ortheft in, or by burglary, robbery or hold-up of suchoffice, or attempt thereat, or by vandalism or malicious mischief; or
(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

(C)  IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for  hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D)  FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.
Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.
Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E)  SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)     through the Insured’s having, in good faith and in thecourse of business, whether for its own account or forthe account of others, in any representative,fiduciary, agency or any other capacity, eithergratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been
(a)  counterfeited, or
(b)  forged as to the signature of any maker, drawer,issuer, endorser, assignor, lessee, transfer agentor registrar, acceptor, surety or guarantor or asto the signature of any person signing in anyother capacity, or
(c)   raised or otherwise altered, or lost, or stolen, or

(2)     through the Insured’s having, in good faith and in thecourse of business, guaranteed in writing orwitnessed any signatures whether for valuableconsideration or not and whether or not suchguaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.
The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.
Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)  COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(G)  STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to complywith any written notice of any customer, shareholderor subscriber of the Insured or any AuthorizedRepresentative of such customer, shareholder orsubscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made ordrawn by any customer, shareholder or subscriber ofthe Insured, or any Authorized Representative ofsuch customer, shareholder or subscriber.

(H) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.
Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.
This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit.  Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

(I)  AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees.  The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

 (J) TELEFACSIMILE TRANSMISSIONS

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:
(i)       bear a valid test key exchanged between the Insuredand a customer or another financial institution withauthority to use such test key for Telefacsimileinstructions in the ordinary course of business, butwhich test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and
(ii)       fraudulently purport to have been sent by suchcustomer or financial institution, but whichtelefacsimile instructions are transmitted without theknowledge or consent of such customer or financialinstitution by a person other than such customer or financial institution and which bear a forged signature.
“Telefacsimile” means a system of transmittingwritten documents by electronic signals overtelephone lines to equipment maintained by theInsured within its communication room for thepurposes of reproducing a copy of said document.  It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

(K) UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A) ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

(1) If the Insured shall, while this bond is in force,establish any additional office or offices, such officeor offices shall be automatically covered hereunderfrom the dates of their establishment, respectively.No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2) If an Investment Company, named as Insured herein,shall, while this bond is in force, merge orconsolidate with, or purchase the assets of anotherinstitution, coverage for such acquisition shall applyautomatically from the date of acquisition.  The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and anadditional premium shall be computed only if suchacquisition involves additional offices or employees.

(B) WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

(C)  COURT COSTS AND ATTORNEYS’ FEES (Applicableto all Insuring Agreements or Coverages now or hereafterforming part of this bond)

The Underwriter will Indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)  an Employee admits to being guilty of any dishonestor fraudulent act(s), including Larceny orEmbezzlement; or
(2)  an Employee is adjudicated to be guilty of anydishonest or fraudulent act(s), including Larceny orEmbezzlement;
(3)  in the absence of (1) or (2) above an arbitration panelagrees, after a review of an agreed statement of facts,that an Employee would be found guilty ofdishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein.  At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection.  In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.
If the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of  the bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

(D) FORMER EMPLOYEE

Acts of Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ.  Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:

SECTION 1.  DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) “Employee” means:
(1) any of the Insured’s officers, partners, oremployees, and
(2) any of the officers or employees of anypredecessor of the Insured whose principalassets are acquired by the Insured byconsolidation or merger with, or purchase ofassets of capital stock of such predecessor, and
(3) attorneys retained by the Insured to performlegal services for the Insured and the employeesof such attorneys while such attorneys or theemployees of such attorneys are performingsuch services for the Insured, and
(4) guest students pursuing their studies or duties inany of the Insured’s offices, and
(5) directors or trustees of the Insured, theinvestment advisor, underwriter (distributor),transfer agent, or shareholder accounting recordkeeper, or administrator authorized by writtenagreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
(6) any individual or individuals assigned toperform the usual duties of an employee withinthe premises of the Insured by contract, or byany agency furnishing temporary personnel on acontingent or part-time basis, and
(7) each natural person, partnership or corporationauthorized by written agreement with theInsured to perform services as electronic dataprocessor of checks or other accounting recordsof the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securitiesfor the Insured, unless included under Sub-section (9) hereof, and
(8)  those persons so designated in section 15,Central Handling of Securities, and
(9)  any officer, partner or Employee of
a) an investment advisor,
b) an underwriter (distributor),

c)  a transfer agent or shareholder accountingrecord-keeper, or
d)  an administrator authorized by writtenagreement to keep financial and/or otherrequired records, for an Investment Company, named as Insuredwhile performing acts coming within the scopeof the usual duties of an officer or Employee ofany Investment Company named as Insuredherein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel orprocessors as set forth in Sub-Sections (6) and(7) of Section 1 (a) and their partners, officersand employees shall collectively be deemed tobe one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.
Brokers, or other agents under contract orrepresentatives of the same general character shallnot be considered Employees.
(b)     “Property” means money (i.e. currency, coin, banknotes, Federal Reserve notes), postage and revenuestamps, U.S. Savings Stamps, bullion, preciousmetals of all kinds and in any form and articles madetherefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
(c)      “Forgery” means the signing of the name of anotherwith the intent to deceive; it does not include thesigning of one’s own name with or without authority,in any capacity, or for any purpose.
(d)      “Larceny and Embezzlement” as it applies to anynamed Insured means those acts as set forth inSection 37 of the Investment Company Act of 1940.
(e)      “Items of Deposit” means any one or more checksand drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)     loss effected directly or indirectly by means offorgery or alteration of, on or in any instrument,except when covered by Insuring Agreement (A),(D), (E) or (F).
(b)     loss due to riot or civil commotion outside the UnitedStates of America and Canada; or loss due tomilitary, naval or usurped power, war or insurrectionunless such loss occurs in transit in the circumstancesrecited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.
(c)     loss, in time of peace or war, directly or indirectlycaused by or resulting from the effects of nuclearfission or fusion or radioactivity; provided, however,that this paragraph shall not apply to loss resultingfrom industrial uses of nuclear energy.
(d)     loss resulting from any wrongful act or acts of anyperson who is a member of the Board of Directors ofthe Insured or a member of any equivalent body bywhatsoever name known unless such person is also an Employee or an elected official, partial owner orpartner of the Insured in some other capacity, nor, inany event, loss resulting from the act or acts of anyperson while acting in the capacity of a member ofsuch Board or equivalent body.
(e)     loss resulting from the complete or partialnonpayment of, or default upon, any loan ortransaction in the nature of, or amounting to, a loanmade by or obtained from the Insured or any of itspartners, directors or Employees, whether authorized or unauthorized and whether procured in good faithor through trick, artifice, fraud or false pretenses,unless such loss is covered under Insuring Agreement(A), (E) or (F).
(f)      loss resulting from any violation by the Insured or byany Employee
(1)  of law regulating (a) the issuance, purchase orsale of securities, (b) securities transactionsupon Security Exchanges or over the countermarket, (c) Investment Companies, or (d)Investment Advisors, or
(2)  of any rule or regulation made pursuant to anysuch law.
unless such loss, in the absence of such laws, rules orregulations, would be covered under InsuringAgreements (A) or (E).
(g)     loss of Property or loss of privileges through themisplacement or loss of Property as set forth inInsuring Agreement (C) or (D) while the Property isin the custody of any armored motor vehiclecompany, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.
(h)     potential income, including but not limited to interestand dividends, not realized by the Insured because ofa loss covered under this bond, except as includedunder Insuring Agreement (I).
(i)       all damages of any type for which the Insured islegally liable, except direct compensatory damagesarising from a loss covered under this bond.
(j)       loss through the surrender of Property away from anoffice of the Insured as a result of a threat
(1)  to do bodily harm to any person, except loss ofProperty in transit in the custody of any personacting as messenger provided that when suchtransit was initiated there was no knowledge bythe Insured of any such threat, or
(2)  to do damage to the premises or Property of theInsured, except when covered under InsuringAgreement (A).
(k)     all costs, fees and other expenses incurred by theInsured in establishing the existence of or amount ofloss covered under this bond unless such indemnity isprovided for under Insuring Agreement (I).
(l)       loss resulting from payments made or withdrawalsfrom the account of a customer of the Insured,shareholder or subscriber to shares involving fundserroneously credited to such account, unless suchpayments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).
(m)    any loss resulting from Uncollectible Items ofDeposit which are drawn from a financial institutionoutside the fifty states of the United States ofAmerica, District of Columbia, and territories andpossessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4.  LOSS-NOTICE-PROOF-LEGAL     PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss.  At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars.  If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter.  The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained.  Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final.  If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.
Discovery occurs when the Insured
(a)  becomes aware of facts, or
(b)  receives written notice of an actual or potential claimby a third party which alleges that the Insured isliable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.  VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration.  If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.
In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6.  VALUATION OF PREMISES AND      FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair.  The
Underwriter may, at its election, pay such actual cash value or make such replacement or repair.  If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7.  LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.
If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.
With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.
With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount.  The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting form
(a)       any one act of burglary, robbery or hold-up, orattempt thereat, in which no Partner or Employee isconcerned or implicated shall be deemed to be oneloss, or
(b)       any one unintentional or negligent act on the part ofany one person resulting in damage to or destructionor misplacement of Property, shall be deemed to beone loss, or
(c)       all wrongful acts, other than those specified in (a)above, of any one person shall be deemed to be oneloss, or
(d)       all wrongful acts, other than those specified in (a)above, of one or more persons (which dishonestact(s) or act(s) of Larceny or Embezzlement include,but are not limited to, the failure of an Employee toreport such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
(e)       any one casualty or event other than those specifiedin (a), (b), (c) or (d) preceding, shall be deemed to beone loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11.  OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12.  DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.
The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.
There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13.  TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C.  The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter.  When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination.  The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies.  Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.
This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.
The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.
This Bond shall terminate
(a)       as to any Employee as soon as any partner, officer orsupervisory Employee of the Insured, who is not incollusion with such Employee, shall learn of anydishonest or fraudulent act(s), including Larceny orEmbezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16[d]) and to the Insured Investment Company, or
(b)       as to any Employee 90 days after receipt by eachInsured and by the Securities and ExchangeCommission of a written notice from the Underwriterof its desire to terminate this bond as to suchEmployee, or
(c)       as to any person, who is a partner, officer oremployee of any Electronic Data Processor coveredunder this bond, from and after the time that theInsured or any partner or officer thereof not incollusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14.  RIGHTS AFTER TERMINATION ORCANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.
Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto:  provided, however, that such additional period of time shall terminate immediately;
(a)       on the effective date of any other insurance obtainedby the Insured, its successor in business or any otherparty, replacing in whole or in part the insuranceafforded by this bond, whether or not such otherinsurance provides coverage for loss sustained prior to its effective date, or
(b)       upon takeover of the Insured’s business by any Stateor Federal official or agency, or by any receiver orliquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination.  In the event that suchadditional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.
The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and
Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems.  For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.
The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.
This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(Es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED ASINSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:
(a)       the total liability of the Underwriter hereunder forloss or losses sustained by any one or more or all ofthem shall not exceed the limit for which theUnderwriter would be liable hereunder if all such losswere sustained by any one of them.
(b)       the one first named herein shall be deemedauthorized to make, adjust and receive and enforcepayment of all claims hereunder and shall be deemedto be the agent of the others for such purposes andfor the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,
(c)       the Underwriter shall not be responsible for theproper application of any payment made hereunder tosaid first named Insured,

          (d)       knowledge possessed or discovery made by anypartner, officer or supervisory Employee of anyInsured shall for the purpose of Section 4 and Section13 of this bond constitute knowledge or discovery byall the Insured, and
 (e)       if the first named Insured ceases for any reason to becovered under this bond, then the Insured next namedshall thereafter be considered as the first namedInsured for the purposes of this bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:
(a)       the names of the transferors and transferees (or thenames of the beneficial owners if the votingsecurities are requested in another name), and
(b)       the total number of voting securities owned by thetransferors and the transferees (or the beneficialowners), both immediately before and after thetransfer, and
(c)       the total number of outstanding voting securities.
As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.
Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.
Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18.  CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally.  No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative.  When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D. C. by the Insured or by the Underwriter.  If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Bond No. 585-87-03 - 00

In favor of             LN Variable Annuity Fund A
Lincoln Variable Insurance Products Trust (LVIPT)

It is agreed that:

1.  At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

LN Variable Annuity Fund A
Lincoln Variable Insurance Products Trust (LVIPT)
    LVIP-T. Rowe Price Structured Mid-Cap Growth Fund
    LVIP-Delaware Bond Fund
    LVIP-Janus Capital Appreciation Fund
    LVIP-FI Equity-Income Fund
    LVIP-UBS Global Asset Allocation Fund
    LVIP-Delaware Growth and Income Fund
    LVIP-Mondrian International Value Fund
    LVIP-Delaware Managed Fund
    LVIP-Money Market Fund
    LVIP-Delaware Social Awareness Fund
    LVIP-Delaware Special Opportunities Fund
    LVIP-Wilshire Conservative Profile Fund
    LVIP-Wilshire Moderate Profile Fund
    LVIP-Wilshire Moderately Aggressive Profile Fund
    LVIP-Wilshire Aggressive Profile Fund
    LVIP-Capital Growth Fund
    LVIP-Marsico International Growth Fund
    LVIP-Turner Mid-Cap Growth Fund
    LVIP-Mid-Cap Value Fund
    LVIP-SSgA S&P 500 Index Fund
    LVIP-SSgA Small Cap Index Fund
    LVIP-Columbia Value Opportunities Fund
    LVIP-T. Rowe Price Growth Stock Fund
    LVIP-MFS Value Fund
    LVIP-Templeton Growth Fund
    LVIP-Cohen & Steers Global REIT Fund
    LVIP-Wilshire 2010 Profile Fund
    LVIP-Wilshire 2020 Profile Fund
    LVIP-Wilshire 2030 Profile Fund

    LVIP-Wilshire 2040 Profile Fund
    LVIP-Baron Growth Opportunities Fund
    LVIP-SSgA International Index Fund
    LVIP-SSgA Bond Index Fund
    LVIP-SSgA Large Cap 100 Fund
    LVIP-SSgA Small-Mid Cap 200 Fund
    LVIP-SSgA Developed International Fund
    LVIP-SSgA Emerging Market 100 Fund

2.	This rider shall become effective as of 12:01 a.m. on 02/01/2009 standard time.

RIDER NO. 2

INSURING AGREEMENT L

To be attached to and form part of Bond No.  585-87-03 - 00

in favor of        LN Variable Annuity Fund A
          Lincoln Variable Insurance Products Trust (LVIPT)

It is agreed that:

1.      The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)     entry of data into, or
(2)     change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

(a)  Property to be transferred, paid or delivered,
(b)  an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(c)  an unauthorized account or a fictitious account to be debited or credited;

(3)      voice instructions or advices having been transmitted to the Insured or its agent(s) bytelephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(i)       cause the Insured or its agent(s) to sustain a loss, and
(ii)      obtain financial benefit for that individual or for other persons intended by thatindividual to receive financial benefit,
(iii)     and further provided such voice instructions or advices:

(a)      were made by a person who purported to represent an individual authorized to makesuch voice instructions or advices; and
(b)      were electronically recorded by the Insured or its agent(s).

(4)      It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone.  The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuos basis.  Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Insureds Proprietary System

2.       As used in this Rider, Computer System means:

(a)               computers with related peripheral components, including storage components, whereverlocated,
(b)               systems and applications software,
(c)               terminal devices,
(d)               related communication networks or customer communication systems, and
(e)               related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.       In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)               loss resulting directly or indirectly from the theft of confidential information, material ordata:  and (b) loss resulting directly or indirectly from entries or changes made by anindividual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.       The following portions of the attached bond are not applicable to this Rider:

(a)               the initial paragraph of the bond preceding the Insuring Agreements which reads “...atany time but discovered during the Bond Period.”
(b)               Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY ANDTOTAL LIABILITY
(c)               Section 10-LIMIT OF LIABILITY

5.       The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.       All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss.  A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.       The Limit of Liability for the coverage provided by this Rider shall be Dollars, $2,850,000.

8.       The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of  $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.       If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.     Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached.  Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

(a)               90 days after receipt by the Insured of written notice from the Underwriter of its desire toterminate or cancel coverage under this Rider, or
(b)               immediately upon receipt by the Underwriter of a written request from the Insured toterminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider.  The refund shall be computed at shore rates if this Rider is terminated or cancelled or reduces by notice from, or at the instance of the Insured.

11.     Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices.”

12.     Notwithstanding the foregoing, however, coverage afforded by the Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written.  Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.     This rider shall become effective as of 12:01 a.m. on 02/01/2009 standard time.

RIDER NO.3

INSURING AGREEMENT M

To be attached to and form part of Bond No. 585-87-03 - 00

In favor of             LN Variable Annuity Fund A
Lincoln Variable Insurance Products Trust (LVIPT)

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEMS

1.           Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APSTransaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided,that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transaction.  The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1.       Definitions.  The following terms used in this Insuring Agreement shall have the followingmeanings:

a.     “APS Transaction” means any APS Redemption, APS Exchange or APS Election.

b.     “APS Redemption” means any redemption of shares issued by an Investment Company whichis requested over the telephone by means of information transmitted by an individual callerthrough use of a telephone keypad.

c.     “APS Election” means any election concerning dividend options available to Fund shareholderswhich is made over the telephone by means of information transmitted by an individual callerthrough use of a telephone keypad.

d.     “APS Exchange” means any exchange of shares in a registered account of one Fund into sharesin an identically registered account of another Fund in the same complex pursuant to exchangeprivileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e.     “APS Designated Procedures” means all of the following procedures:

(1)         Election in Application:  No APS Redemption shall be executed unless the shareholder towhose account such an APS Redemption relates has previously elected by OfficialDesignation to permit such APS Redemption.

(2)         Logging:  All APS Transaction requests shall be logged or otherwise recorded, so as topreserve all of the information transmitted by an individual caller through use of telephonekeypad in the course of such a request, and the records shall be retained for at least six months.

(a)             Information contained in the records shall be capable of being retrieved through thefollowing methods:
        audio tape and or transactions stored on computer disks

(b)             Information contained in the records shall be capable of being retrieved and producedwithin a reasonable time after retrieval of specific information is requested, at asuccess rate of no loss than 85 percent.

(3)     Identity Test:  The identity of the caller in any request for an APS Transaction shall betested before executing that APS Transaction by requiring the entry by the caller of aconfidential personal identification number (“PIN”)

(a)             Limited Attempts to Enter PIN:  IF the caller fails to enter a correct PIN within threeattempts, the caller must not be allowed additional attempts during the same(telephone call/twenty-four hour day) to enter the PIN.  The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)     Written Confirmation:  A written confirmation of any APS Transaction shall be mailed tothe shareholder(s) to whose account such APS Transaction relates, at the original recordaddress, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)      Access to APS Equipment:  Access to the equipment which permits the entity receivingthe APS Transaction request to process and effect the transaction shall be limited in thefollowing manner:

(Fill in on complex-by complex basis)

2.         Exclusions:  It is further understood and agreed that this extension shall not cover:

a.     Any loss covered under Insuring Agreement A.  “Fidelity”, of this Bond;

(1)      The redemption of shares, where the proceeds of such redemption are made payable toother-than

(i)       the shareholder of record, or

(ii)      a person officially Designated to receive redemption proceeds, or

(iii)     a bank account officially Designated to receive redemption proceeds or

(2)         The redemption of shares, where the proceeds of such redemption are paid by checkmailed to any address, unless such address has either been

(I)       designated by voice over the telephone or in writing without a signature guarantee, ineither case at least thirty(30) days prior to such redemption, or

(ii)       officially Designated, or

(iii)      verified by any other procedures which may be stated below in this Rider, or

(3)     The redemption of shares, where the proceeds of such redemption are paid by wiretransfer to other than the shareholder’s officially Designated bank account, or

(4)      the Intentional failure to adhere to one or more APS Designated Procedures.

2.         Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations,conditions, or provisions of the attached bond other than above stated.

3.         This rider shall become effective as of 12:01 a.m. on 02/01/2009 standard time.

RIDER NO. 4

COMPUTER HACKER RIDER

To be attached to and form part of Investment Company Bond,

Bond No.          585-87-03 - 00

in favor of              LN Variable Annuity Fund A
Lincoln Variable Insurance Products Trust (LVIPT)

It is agreed that:

1.	The attached Bond is amended to include the following additional Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to. Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definitions:

“Electronic Data” means facts or information converted to a form usable in a Computer System by computer Programs and which  is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2. The Limit of Liability for coverage provided by this Rider shall be $2,850,000.

3. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

  5.  This rider shall become effective as of 12:01 a.m. on 02/01/2009 standard time.

RIDER NO. 5

COMPUTER VIRUS RIDER

To be attached to and form part of Investment Company Bond,

Bond No.                      585-87-03 - 00

in favor of              LN Variable Annuity Fund A
Lincoln Variable Insurance Products Trust (LVIPT)

It is agreed that:

1.	The attached Bond is amended to include the following additional Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly form the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The Liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definition:

“Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

 2. The Limit of Liability for coverage provided by this Rider shall be $2,850,000.

3. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

  5.  This rider shall become effective as of 12:01 a.m. on 02/01/2009 standard time.

RIDER NO.  6

REVISION OF SECTION 13, TERMINATION OF AN EMPLOYEE

To be attached to and form part of Investment Company Bond, No. 585-87-03-00

in favor of              LN Variable Annuity Fund A
Lincoln Variable Insurance Products Trust (LVIPT)

It is agreed that:

1.	The fifth paragraph of Section 13-“Termination” of the Conditions and Limitations, is deleted in its entirety and replaced with the following:

This Bond shall terminate as to any Employee, partner, officer or employee of any processor

(a)
as soon as any Insured or any director or officer of the Insured not in collusion with such person, learns of a dishonest or fraudulent act committed by such person involving Money, Securities or other Property valued at $5,000 or more at any time, whether in the employment of the Insured or otherwise, whether or not the type covered under Insuring Agreement (A), against the Insured or any person or entity, without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

2.	All other Terms and Conditions of the attached Investment Company Bond remain unchanged.

3.	This rider shall become effective as of 12:01 a.m. on 02/01/2009 standard time.

RIDER NO. 7

To be attached to and form part of the Investment Company Bond,

Bond No.                      585-87-03 - 00

in favor of              LN Variable Annuity Fund A
Lincoln Variable Insurance Products Trust (LVIPT)

It is agreed that:

1.	The attached Bond is amended by deleting the wording if Insuring Agreement (A) entitled “FIDELITY” and replacing it with the following:

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or so held gratuitously or not and whether or not the Insured is liable therefore.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss; and
(b)
to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pension or other employee benefits earned in the normal course of business.

2.	All other Terms and Conditions of the Bond remain unchanged.

  3. This rider shall become effective as of 12:01 a.m. on 02/01/2009 standard time.

RIDER NO.  8

JOINT INSURED LIST

To be attached to and form part of Bond No. 585-87-03 - 00

In favor of             LN Variable Annuity Fund A
Lincoln Variable Insurance Products Trust (LVIPT)

It is agreed that:

 1.  At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

LVIP Global Income Fund

2. This rider shall become effective as of 12:01 a.m. on 05/01/2009 standard time.

RIDER NO.  9

JOINT INSURED LIST

To be attached to and form part of Bond No. 585-87-03 - 00

In favor of             LN Variable Annuity Fund A
Lincoln Variable Insurance Products Trust (LVIPT)

It is agreed that:

 1.  At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

LVIP Delaware Foundation Conservative Allocation Fund
LVIP Delaware Foundation Aggressive Allocation Fund
LVIP Delaware Foundation Moderate Allocation Fund

2. This rider shall become effective as of 12:01 a.m. on 06/12/2009 standard time.

RIDER NO.  10

JOINT INSURED LIST

To be attached to and form part of Bond No. 585-87-03 - 00

In favor of             LN Variable Annuity Fund A
Lincoln Variable Insurance Products Trust (LVIPT)

It is agreed that:

 1.  At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

LVIP Delaware Growth and Income Fund

2. This rider shall become effective as of 12:01 a.m. on 06/26/2009 standard time.

ITEM B

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

Consent of the Board of Trustees

To Action Without A Meeting

Pursuant to Section 11 of Article III of the By-Laws of the Lincoln Variable Insurance Products Trust (the “Trust”), the undersigned, being all of the members of the Board of Trustees of the Trust, consent that the following resolutions be adopted:

Fidelity Bond Coverage

WHEREAS, The Board of Trustees has considered all relevant factors, including but not limited to:

(a)	the amount of the fidelity bond insured by Great American Insurance Company

(b)           the amount of premium for the fidelity bond,

(c)           the number of parties named as insureds,

(d)           the nature of the business activities of the other parties,

(e)           the ratable allocation of the premium among all
parties named as insureds, and

(f)
the extent to which the share of the premium allocated to each Fund under the Trust is less than the premium the individual Fund under the series of the Trust would have had to pay for a single insured bond and the amount of such bond.

NOW, THEREFORE, IT IS RESOLVED, That the Board of Trustees hereby determines that it is in the best interest of the Trust and each Fund to participate in the fidelity bond coverage, and that the proposed premium allocation to each Fund is fair and reasonable based upon all relevant factors; and

RESOLVED FURTHER, That the Board of Trustees, including a majority of the Independent Trustees, hereby approves the amount, type, form and coverage of the fidelity bond and the portion of the premium to be paid by each Fund, effective February 1, 2009; and

RESOLVED FURTHER, That the officers of the Trust are authorized and directed to cause the Trust and its Funds to participate, effective February 1, 2009, in the joint fidelity bond insured by Great American Insurance Company in the aggregate amount of $2,850,000; and

RESOLVED FURTHER, That the officers of the Trust are hereby authorized and directed to make the filings and give the notices required of the Fund by Rule 17g-1 under the Investment Company Act of 1940.

This consent may be signed in one or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same consent.

 /s/ Kelly D. Clevenger                                                                /s/ Michael D. Couglin
Kelly D. Clevenger                                                                       Michael D. Coughlin

/s/ Nancy L. Frisby                                                                       /s/ Elizabeth S. Hager
Nancy L. Frisby                                                                            Elizabeth S. Hager

/s/ Daniel R. Hayes                                                                       /s/ Gary D. Lemon
Daniel R. Hayes                                                                            Gary D. Lemon

/s/ Thomas D. Rath                                                                      /s/ Kenneth G. Stella
Thomas D. Rath                                                                           Kenneth G. Stella

/s/ David H. Windley
David H. Windley

Date:  January 31, 2009

ATTACHMENT 1

The following table lists all the funds covered under the bond, their gross assets as of 12/31/08,				*If each fund were	*If each fund were
and the minimum bond required for each fund along with the total of such minimum requirement.				covered as a separate	covered as a separate
				entity:	entity:
		Gross Asset		Gross Asset
	Gross Assets	Range in Millions	Proposed	Range in Millions	Proposed
	12/31/2008	For Minimum	Minimum Bond	For Minimum	Minimum Bonds
	(000's) Omitted	Bond Required	Required	Bond Required	Required

LN Variable Annuity Fund A	44,223	35-50	350,000	35-50	350,000
Lincoln Variable Insurance Products Trust (LVIPT)	11,763,462	Maximum 4,500	2,500,000
LVIP - T. Rowe Price Structured Mid-Cap Growth Fund	166,366			150-250	600,000
LVIP - Delaware Bond Fund	1,710,109			1,500-2,000	1,500,000
LVIP - Janus Capital Appreciation Fund	292,009			250-500	750,000
LVIPT - FI Equity-Income Fund	355,527			250-500	750,000
LVIP - UBS Global Asset Allocation Fund	204,290			150-250	600,000
LVIP - Delaware Growth and Income Fund	1,039,477			1,000-1,500	1,250,000
LVIP - Mondrian International Value Fund	676,653			500-750	900,000
LVIP - Delaware Managed Fund	345,446			250-500	750,000
LVIP - Money Market Fund	1,546,310			1,500-2,000	1,500,000
LVIP - Delaware Social Awareness Fund	604,925			500-750	900,000
LVIP - Delaware Special Opportunities Fund	408,373			250-750	750,000
LVIP - Wilshire Conservative Profile Fund	261,171			250-750	750,000
LVIP - Wilshire Moderate Profile Fund	819,164			750-1,000	1,000,000
LVIP - Wilshire Moderately Aggressive Profile Fund	545,981			500-750	900,000
LVIP - Wilshire Aggressive Profile Fund	121,137			100-150	525,000
LVIP - Capital Growth Fund	154,600			150-250	600,000
LVIP - Marsico International Growth Fund	199,508			150-250	600,000
LVIP - Turner Mid-Cap Growth Fund	21,051			20-25	250,000
LVIP - Mid-Cap Value Fund	97,070			75-100	450,000
LVIP - SSgA S&P 500 Index Fund	412,912			250-500	750,000
LVIP - SSgA Small Cap Index Fund	140,609			100-150	525,000
LVIP - Columbia Value Opportunities Fund	24,712			20-25	250,000
LVIP - T. Rowe Price Growth Stock Fund	186,046			150-250	600,000
LVIP - MFS Value Fund	370,687			250-500	750,000
LVIP - Templeton Growth Fund	223,015			150-250	600,000
LVIP - Cohen & Steers Global REIT Fund	142,516			100-150	525,000
LVIP - Wilshire 2010 Profile Fund	16,497			15-20	225,000
LVIP - Wilshire 2020 Profile Fund	36,090			35-50	350,000
LVIP - Wilshire 2030 Profile Fund	25,766			25-35	300,000
LVIP - Wilshire 2040 Profile Fund	14,597			10-15	200,000
LVIP - Baron Growth Opportunities Fund	241,577			150-250	600,000
LVIP - SSgA International Index Fund	62,066			50-75	400,000
LVIP - SSgA Bond Index Fund	200,794			150-250	600,000
LVIP - SSgA Large Cap 100 Fund	38,566			35-50	350,000
LVIP - SSgA Small-Mid Cap 200 Fund	14,245			10-15	200,000
LVIP - SSgA Developed International Fund	23,823			20-25	250,000
LVIP - SSgA Emerging Market 100 Fund	19,777			15-20	225,000

Total	11,807,685		2,850,000		$ 23,375,000.00

CC:
Michael Bishof
Bill Flory
David O'Connor
Bill Roberts
Cindy Rose
Colleen Tonn
Teri Walters

ITEM C

Memorandum

To:	The Board of Trustees of the Lincoln Variable Insurance Products Trust (LVIPT)
The Board of Managers of the Lincoln National Variable Annuity Fund A.
From:                   Pamela J. Schultz
Date:                    January 26, 2009
Re:                       2009/2010 Review of Fidelity Bond

The purpose of this memo is to advise as to the appropriate level of a combined fidelity bond covering all Lincoln-sponsored mutual funds (Delaware funds excepted).  The insurer of this bond will be Great American Insurance Company, which carries an A rating from AM Best.  The SEC allows the mutual funds to purchase a shared bond, but requires that a minimum amount of coverage be maintained based on where individual fund assets fall within preset ranges.  For reasons of economy, we continue to recommend that Lincoln-sponsored mutual funds participate in a shared fidelity bond.  The calculation of the total amount of bonding required for the participating entities is shown on Attachment 1.

Last year, the required bond amount was for $2,950,000.  The total bond amount required this year is $2,850,000. The reason for the bond amount decrease is the assets in the LN Variable Annuity Fund A decreased which caused the bond amount required to decrease. The assets in the Lincoln Variable Insurance Products Trust decreased, but the bond amount required stayed the same. The Board should consider these factors regarding the bond: 1) value of aggregate assets of each fund to which any covered person may have access, 2) type and term of the arrangements made for the custody and safekeeping of assets, 3) nature of securities in the portfolio and 4) minimum amount of coverage, which must be equal to the sum of the total required if purchased individually.  The bond amount, if approved, will be effective on February 1, 2009.

The premium allocated to Lincoln Variable Insurance Products Trust and the Lincoln National Variable Annuity Fund A last year was $4,818, and the amount proposed for this year is $5,729.   For the Lincoln Variable Insurance Products Trust, the allocation for each fund is its pro-rata share of the overall bond amount based on reported asset size subject to absolute minimum premiums. For LN Variable Annuity Fund A, the premium allocated is a minimum premium of $500. We think this is reasonable based on the fact that Fund A must have a bond amount of $350,000 which represents 12 percent of the aggregate bond amount required, (2,850,000). Further, the $500 premium is one fourth of the premium that would be paid if Fund A purchased a separate bond.

In approving the portion of the premium allocated to these funds, the Board should take into consideration all relevant factors, including but not limited to, 1) the number of other parties named as insureds, 2) the nature of the business activities of such other parties, 3) the amount of the joint insured bond, 4) the amount of the premium for such bond, 5) the ratable allocation of the premium among all parties named as insureds, and 6) the extent to which the share of the premium allocated to the investment company is less than the premium such company would have to pay if it had provided and maintained a single insured bond.

Attached to this memo is a letter from our insurance broker, Marsh, Inc., dated
January 26, 2009.  The letter outlines the premiums that the funds would have to pay on both a separate and shared bond basis.  The overall premiums are $79,500.00 if purchased separately and $5,729.00 if shared.

The bond provides coverage to the funds against losses from dishonest or fraudulent acts, including trading of securities, forgery, etc., for each fund up to the total amount of the bond, without a fidelity coverage deductible.  The bond no longer has an annual aggregate.

The assets of the funds are held in custody at BNY Mellon Bank. BNY Mellon Bank is solely responsible for the assets in its custody.

We are recommending the combined Fidelity Bond with Great American Insurance Company which is effective February 1, 2009.

Pamela J. Schultz
Attachment

cc:           Cynthia Rose

ITEM D

                          Queenie C.K. Chong
                          Vice President

                                      Marsh USA Inc.
                          500 West Monroe
                                      Chicago, IL 60661
                                      312 627 6933  Fax  312 627 6272
                          queenie.chong@marsh.com
                          www.marsh.com

January 26, 2009

Ms. Pamela Schultz
Assistant Risk Manager
Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA 19807

Subject:                      Lincoln Funds Financial Institutions Bond
Bond Period: February 1, 2009 to February 1, 2010

Dear Pam,

We are pleased to present the results of our efforts for the renewal of the Lincoln Funds programs.  As per your request, we have allocated a premium for each fund based on the minimum bond limit required under Rule 17g-1 for each fund as compared to the premium for all the funds if they were to purchase separate policies.

Funds	Gross Assets 12/31/2008 (000’s) Omitted	Proposed Minimum Bonds Required	Separate Bond Premium for each Fund	Bond Limit Required (Combined one Bond)	Allocated Bond Premium

LN Variable Annuity Fund A	44,223	350,000	2,000	350,000	500
Lincoln Variable Insurance Products Trust (LVIPT)	11,763,462			2,500,000	5,229
LVIP - T. Rowe Price Structured Mid-Cap Growth Fund	166,366	600,000	2,000
LVIP - Delaware Bond Fund	1,710,109	1,500,000	2,500
LVIP - Janus Capital Appreciation Fund	292,009	750,000	2,000
LVIP - FI Equity-Income Fund	355,527	750,000	2,000
LVIP - UBS Global Asset Allocation Fund	204,290	600,000	2,000
LVIP - Delaware Growth and Income Fund	1,039,477	1,250,000	2,500
LVIP - Mondrian International Value Fund	676,653	900,000	2,500
LVIP - Delaware Managed Fund	345,446	750,000	2,000
LVIP - Money Market Fund	1,546,310	1,500,000	2,500
LVIP - Delaware Social Awareness Fund	604,925	900,000	2,500
LVIP - Delaware Special Opportunities Fund	408,373	750,000	2,000
LVIP - Wilshire Conservative Profile Fund	261,171	750,000	2,000
LVIP - Wilshire Moderate Profile Fund	819,164	1,000,000	2,500
LVIP - Wilshire Moderately Aggressive Profile Fund	545,981	900,000	2,500
LVIP - Wilshire Aggressive Profile Fund	121,137	525,000	2,000
LVIP - Capital Growth Fund	154,600	600,000	2,000
LVIP - Marsico International Growth Fund	199,508	600,000	2,000
LVIP - Turner Mid-Cap Growth Fund	21,051	250,000	2,000
LVIP - Mid-Cap Value Fund	97,070	450,000	2,000
LVIP – SSgA S&P 500 Index Fund	412,912	750,000	2,000
LVIP – SSgA Small Cap Index Fund	140,609	525,000	2,000
LVIP – Columbia Value Opportunities Fund	24,712	250,000	2,000
LVIP - T. Rowe Price Growth Stock Fund	186,046	600,000	2,000
LVIP - MFS Value Fund	370,687	750,000	2,000
LVIP – Templeton Growth Fund	223,015	600,000	2,000
LVIP - Cohen & Steers Global REIT Fund	142,516	525,000	2,000
LVIP - Wilshire 2010 Profile Fund	16,497	225,000	2,000
LVIP - Wilshire 2020 Profile Fund	36,090	350,000	2,000
LVIP - Wilshire 2030 Profile Fund	25,766	300,000	2,000
LVIP - Wilshire 2040 Profile Fund	14,597	200,000	2,000
LVIP - Baron Growth Opportunities Fund	241,577	600,000	2,000
LVIP – SSgA International Index Fund	62,066	400,000	2,000
LVIP – SSgA Bond Index Fund	200,794	600,000	2,000
LVIP – SSgA Large Cap 100 Fund	38,566	350,000	2,000
LVIP – SSgA Small-Mid Cap 200 Fund	14,245	200,000	2,000
LVIP – SSgA Developed International Fund	23,823	250,000	2,000
LVIP – SSgA Emerging Market 100 Fund	19,777	225,000	2,000
TOTAL:	$11,807,685	$23,375,000	$79,500	$2,850,000	$5,729

The total premiums paid would be $79,500 if each fund were to purchase their own policy.  This is substantially higher than the $5,729 total premium for one bond covering both the LN Variable Annuity Fund A and the Lincoln Variable Insurance Products Trust.  The total limit for all the funds sharing one bond is $2,850,000 for the period February 1, 2009 to February 1, 2010.

Given the premium and broader coverage we can obtain under a single bond vs multiple bonds, and administrative simplicity of having one bond rather than several bonds, we recommend the single bond covering all the funds.  I hope this explanation addresses any questions you may have.  Thank you.

Regards,

/s/ Queenie CK Chong

Queenie CK Chong
FINPRO Chicago

cc:   Marty McFadden – Marsh USA Inc.

ITEM E

AGREEMENT PURSUANT TO RULE 17g-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

1.
The investment companies listed below have determined that a joint insured bond (as defined in Rule 17g-1 under the Investment Company Act of 1940 (the “Rule”)) is the best method by which to provide each of the insureds the protection specified in the Rule at the lowest cost.

2.
The joint insured bond specified in this Agreement shall be bond number FIB-0001538-02 issued by Fidelity and Deposit Company of Maryland including future amendments, endorsements, modifications, additions, etc. (the “Bond”).

3.
In the event recovery is received under the Bond as a result of a loss sustained by any one or more of the named insureds, each insured sustaining loss shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d) (1) of the Rule.  The amount of such minimum coverage for any named insured sustaining a loss shall be based on its gross assets determined at the close of the last business day of the most recent fiscal quarter prior to the date of the last determination of the adequacy of the Bond by its Board of Directors.

4.
Each investment company shall pay the percentage of the premium for the Bond which its net assets bear to the total net assets of all investment companies insured under the Bond as of the September 30 just prior to the anniversary date of the Bond.

5.	This Agreement shall be effective March 31, 2001, and shall supersede all prior agreements under the Rule.

LINCOLN NATIONAL AGRRESSIVE GROWTH FUND, INC.

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL BOND FUND, INC.

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL CAPITAL APPRECIATION FUND, INC.

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL EQUITY-INCOME FUND, INC.

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL GROWTH FUND, INC.

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL INTERNATIONAL FUND, INC.

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL MANAGED FUND, INC.

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL MONEY MARKET FUND, INC.

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL GLOBAL ASSET ALLOCATION FUND, INC.

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL SOCIAL AWARENESS FUND, INC.

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL SPECIAL OPPORTUNITIES FUND, INC.

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL VARIABLE ANNUITY FUND A

By:                               /s/Kelly D. Clevenger

LINCOLN NATIONAL CONVERTIBLE SECURITIES FUND, INC.

By:                               /s/David K. Downes

LINCOLN NATIONAL INCOME FUND, INC.

By:                               /s/David K. Downes